SE[illegible] 06005249 [illegible]MMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response.....12.00

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 153

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8- 66163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AOS, Inc.

OFFICIAL USE ONLY
104235
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 1525
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jere T. Wickert 312/939-7010
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name -- if individual, last, first, middle name)

200 West Adams, Suite 2211	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jere T. Wickert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AOS, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Subscribed and sworn to before me this 23rd Day of February 2006 in Chicago, County of Cook, State of Illinios

Notary Public

"OFFICIAL SEAL"
Tomi L. Samuels
Notary Public, State of Illinois
My Commission Exp. 12/04/2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AOS, INC.
(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5 (d) OF THE
SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2005

AOS, INC.
(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2005

Contents

VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & CO., P.C.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Sole Shareholder
AOS, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of AOS, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AOS, Inc., as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules, on pages 9 through 12 inclusive, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are schedules required by Rule 17a-5 of the Securities and Exchange Commission and the rules of the National Futures Association. Such schedules have been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Chicago, Illinois
February 23, 2006

Certified Public Accountants P.C.

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

AOS, INC.
(an Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

Assets

Cash	$	236,282
Cash on deposit with other broker-dealers		100,704
Loans receivable from officer		22,000
Commissions receivable		169,096
Total assets	$	528,082

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	102,058
Income taxes payable - current		28,720
Income taxes payable - deferred		25,500
Total liabilities	$	156,278
Stockholder's Equity:		
Common stock - at stated value; authorized, issued and outstanding 100,000 and 1,000 shares, respectively	$	10
Additional paid in capital		164,404
Retained earnings		207,390
Total stockholder's equity	$	371,804
Total liabilities and stockholders' equity	$	528,082

The accompanying notes are an integral part of these financial statements.

AOS, INC.
(an Illinois Corporation)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue		
Brokerage commissions		$ 3,036,367
Interest		75,510
Total revenue		$ 3,111,877
Expenses		
Commissions to salespersons		$ 1,311,216
Compensation and related benefits		763,947
Communications		99,181
Rent and occupancy		90,541
Advertising		78,352
Travel and entertainment		67,162
Dues and subscriptions		43,376
Insurance		41,095
Professional fees		35,034
Office		13,240
Depreciation		9,069
Other		299,779
Total expenses:		$ 2,851,992
Income before income taxes		$ 259,885
Provision for income taxes:		
Income taxes - current	$ 35,730	
Income taxes - deferred	25,500	
Total provision for income taxes		$ 61,230
Net income		$ 198,655

The accompanying notes are an integral part of these financial statements.

AOS, INC.
(an Illinois Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER's EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance, December 31, 2004	$ 10	$ 164,404	$ 8,735	$ 173,149
Net income for period	-	-	198,655	198,655
Balance, December 31, 2005	$ 10	$ 164,404	$ 207,390	$ 371,804

The accompanying notes are an integral part of these financial statements.

AOS, INC.
(an Illinois Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Provided by (Applied to) Operating Activities:		
Net income		$ 198,655
Adjustments to reconcile net income to net increase (decrease) in cash provided by operating activities:		
Net change in:		
Cash on deposit with other broker-dealers	$ (704)	
Loans receivable from officer	(22,000)	
Commissions receivable	(87,082)	
Accounts payable and accrued expenses	(21,024)	
Income taxes payable - current	19,918	
Income taxes payable - deferred	24,000	
Total adjustments		(86,892)
Net cash provided by operating activities		$ 111,763
Increase in cash		$ 111,763
Cash at December 31, 2004		$ 124,519
Cash at December 31, 2005		$ 236,282

The accompanying notes are an integral part of these financial statements.

AOS, INC
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 1 - NATURE OF BUSINESS

AOS, Inc., (the "Company"), was incorporated in the state of Illinois on June 2, 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is also registered as an Independent Introducing Broker ("IB") with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA").

The Company's income is primarily derived from commission income earned from securities transactions of customers it introduces to other broker/dealers or to futures commission merchants.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Income earned on customers securities transactions and the related expenses are recorded on a trade date basis, which is the date that the transactions occur. The Company does not carry any customer securities or cash account balances. Customer accounts are introduced to other broker-dealers. Trades for customers are introduced to Terra Nova Trading, L.L.C.., ("Terra Nova), a registered broker/dealer in Chicago, Illinois and are carried by Terra Nova on a "fully-disclosed" basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INCOME TAXES

The Company files its income tax returns on a cash basis. Deferred income taxes are provided for items recognized differently between tax and financial reporting purposes. Such differences relate primarily to timing differences of recognizing revenue and expenses between the cash and accrual basis of accounting. Permanent economic differences between net income included in the financial statements and taxable income relate primarily to expenses which are recognized in the financial statements but which are not deductible for income tax purposes.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule which requires net capital, as defined, to be at a minimum the greater of $30,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2005 the Company had net capital requirements and net capital of $30,000 and $349,804, respectively. The net capital requirements may effectively restrict the payment of cash dividends, the making of unsecured loans to affiliates and the withdrawal of equity capital.

NOTE 5 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not carry customer securities accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Securities transactions are processed by other brokers/dealers on a fully disclosed basis. In conjunction with this arrangement, the Company could become contingently liable for any unsecured debit balances in a customer account that introduced by the Company. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company seeks to control all credit risks by monitoring margin collateral levels on a daily basis for compliance with regulatory guidelines, requiring additional collateral if necessary, or reducing credit risk through forced liquidation of positions when necessary.

NOTE 6 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company has entered into lease agreements for office space that expires March 31, 2009. The minimum annual rentals at December 31, 2005 are approximately as follows:

2006	$108,000
2007	113,000
2008	119,000
2009	30,000
Total	$ 370,000

The Company is also obligated for additional rentals based upon increases in the operating expenses and taxes, as defined in the underlying lease agreement. Rental expense for the year ended December 31, 2005 was approximately $90,000.

SUPPORTING SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
AOS, Inc. **as of December 31, 2005**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 371,804	3480
2.	Deduct ownership equity not allowed for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			371,804	3500
4.	Add:				
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital				3520
	B. Other (deduction) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 371,804	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition	$ 22,000	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-propriety capital charges		3600		
	D. Other deductions and/or charges		3610	(22,000)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 349,804	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (list)		3736	0	3740
10.	Net Capital			$ 349,804	3750

<u>Reconciliation between unaudited and audited Net Capital Computation</u>

Net capital per unaudited FOCUS Report Part IIA	$ 415,321
Cash on deposit with other broker-dealers	704
Accounts payable and accrued expenses	(12,882)
Income taxes payable	(53,339)
Net capital per audited financial statements	$ 349,804

See Independent Auditors' Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
AOS, Inc. **as of December 31, 2005**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	10,419	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	30,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	30,000	3760
14.	Excess net capital (line 10 less 13)	$	319,804	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	334,176	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	156,278	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$	0	3830
19.	Total aggregate indebtedness				$	156,278	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	44.68%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0.00%	3860

See Independent Auditors' Report.

AOS, INC.
(an Illinois Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

as of December 31, 2005

The Company does not carry customer accounts as defined by rule 15c3-3 of the securities exchange act of 1934. Therefore, the Company is exempt from the provisions of that rule.

NFA

AOS, INC.
NFA SUPPLEMENTAL SCHEDULE-IB
DECEMBER 31, 2005

This schedule provides additional information and calculations which are required by NFA but are not provided for on the Form 1-FR. All IB's (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the space provided.

A) Capital requirements and restrictions

See notes below		1 Minimum Capital Requirement		2 Equity Withdrawal Restriction		3 Suspended Repayment Restriction	
A Minimum dollar amount			$30,000		$36,000		$36,000
B Calculation based on branch offices Number of branch offices =	0	x $6,000	0	x$7,200	0	x$7,200	0
C Calculation based on associated persons Number of associated persons =	3	x $3,000	9,000	x$3,600	10,800	x$3,600	10,800
D Securities broker\dealers per SEC 15c3-1							
Enter the greatest of A - D			$30,000		$36,000		$36,000
				+ Subordinated debt maturing in next 6 mos.		+ Subordinated debt maturing in next 6 mos.	
				+Expected capital withdrawals in next 6 mos.		+Expected capital withdrawals in next 6 mos.	
				Total	$36,000	Total	$36,000

1 This is the minimum capital requirement. It should be entered on Line 15 of the Net Capital Computation of the 1-FR or the appropriate line of the FOCUS Report.
2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.
3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here

		Ownership equity	$371,804
Ownership equity	$371,804	+Total subordinated debt	$0
	0		
+Qualifying subordinated debt	$0	-Excess net capital	
= Equity Capital	$371,804	= Required total	$371,804

Equity Capital/Required Total 100.00%

See Independent Auditors' Report.

VICTORUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & CO., P.C.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Shareholder
AOS, Inc.
Chicago, Illinois

We have examined the financial statements of AOS, Inc. (the "Company"), for the year ended December 31, 2005, and issued our report thereon dated February 23, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

> The rules and regulations of the National Association of Securities Dealers and Securities and Exchange Commission require the Company to maintain its books and records on the accrual basis of accounting as prescribed under generally accepted accounting principles. During the period, we noted that certain receivables and payables were not properly accrued for on a monthly basis. However, nothing came to our attention to indicate that the exclusion of these accruals would have caused the Company's adjusted net capital to be below its minimum requirements. Nevertheless, we recommend that the Company's books and records, as well as its financial reporting be prepared on the accrual basis of accounting which would include all accrued income and expenses.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Certified Public Accountants P.C.

Chicago, Illinois
February 23, 2006